SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

           Information to be included in statements filed pursuant to Rule 13d-1(c) and amendments thereto filed pursuant to Rule 13d-2(a)

                               (Amendment No. 3)*

                               CINAR Corporation
                                (Name of Issuer)

               Class B Limited Voting Common Stock, no par value
                         (Title of Class of Securities)

                                    171905300
                      (CUSIP Number of Class of Securities)

                              Sterling S. Hathaway
                             Chapman Capital L.L.C.
                            Pacific Corporate Towers
                             222 N. Sepulveda Blvd.
                          El Segundo, California 90245
                                 (310) 662-1900
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                December 13, 2002
             (Date of Event That Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Chap-Cap Partners, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
              WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  2,694,350

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  2,694,350

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,694,350

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.8%

14.      TYPE OF REPORTING PERSON*
                  PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chapman Capital L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  2,694,350

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  2,694,350

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,694,350

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.8%

14.      TYPE OF REPORTING PERSON*
                  OO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Robert L. Chapman, Jr.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                  N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  2,694,350

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  2,694,350

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,694,350

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.8%

14.      TYPE OF REPORTING PERSON*
                  IN

     This Amendment No. 3 (this "Amendment No. 3") is filed on behalf of Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with Chap-Cap and Chapman Capital, the "Reporting Persons") with respect to the Common Stock of CINAR Corporation (the "Issuer" or "Company") as of December 13, 2002. By this Amendment No. 3, the Reporting Persons hereby amend and supplement the
Schedule 13D filed on December 13, 2001, Schedule 13D/A filed on December 18, 2001, and Schedule 13D/A filed on May 8, 2002 (the "Schedule 13D") by supplementing Items 3,4,5, 6 and 7. Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.


ITEM 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Persons expended an aggregate of approximately $5,154,878.00 of its own investment capital to purchase the 2,694,350 shares of Common Stock held by it. The Reporting Persons effect purchases of securities primarily through margin accounts maintained for them with Morgan Stanley & Co. which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. In the case of the Issuer's shares, which remain delisted from both the NASDAQ and the OTC Bulletin Board, and as such remain un-marginable at Morgan Stanley & Co., the Reporting Persons purchased the Issuer's shares with existing working capital.

ITEM 4.  Purpose of Transaction

     Item 4 of the Original Schedule 13D, and amendments to such Schedule 13D filed on December 18, 2001, and May 8, 2002, is hereby amended by appending to the text thereof the following:

     On December 4, 2002 and December 5, 2002, it was reported in several Canadian newspapers that Issuer co-founders Micheline Charest and Ronald
Weinberg had retained Desjardins Securities, Inc. to explore the sale of the founders' controlling stake in the Issuer. Given the Reporting Persons' critical view of the performance and background of the Issuer's Chairman Robert Despres, and widespread concerns regarding the manner in which the Issuer had been auctioned in 2001, the Reporting Persons sought to exert influence on any potential re-auction of the Issuer.

     After reviewing the December 4, 2002 press report, Mr. Chapman contacted Mr. David Simon, a recently-appointed member of the Issuer's Board of Directors, on that date. During this conversation, and subsequent thereto via a written correspondence transmitted to the entire Board of the Issuer via electronic mail, Mr. Chapman conveyed the Reporting Persons' concerns that the Issuer's hands-off approach to dealing with the reported auction of control of the Issuer may be a breach of the Board's fiduciary duty to its Class B subordinate shareholders. Moreover, Mr. Chapman indicated the Reporting Persons' belief that the goals and motives underlying the Quebec Securities Commission's March 13, 2002 Settlement Agreement were being thwarted by non-communication and non-cooperation directives issued by the Issuer's Chairman, Mr. Robert Despres.

     In the afternoon of December 4, 2002, Mr. Chapman attempted to make telephonic contact with the entire Board of Directors of the Issuer. In several instances, Mr. Chapman was able to communicate with certain directors and request that they review his written correspondence to the Board of Directors scribed on that day. In those cases wherein a director of the Issuer was unavailable, Mr. Chapman left voice messages for such directors with an identical request.

     Later that afternoon, Issuer Chairman Robert Despres returned Mr. Chapman's call. During this brief conversation, Mr. Despres began to make defensive claims of his many accomplishments since becoming Chairman of the Issuer. Mr. Chapman abruptly responded that Mr. Despres seemed to be ignoring the primary gauge of accomplishment by a public company's Chairman, the Issuer's stock price, which had fallen approximately 40% since Mr. Despres assumed the position of the Issuer's Chairman. Mr. Despres then began to ululate in an erratic, violent and seemingly unhealthy manner. Given Mr. Despres' advanced age, this caused Mr. Chapman to become alarmed over Mr. Despres' physical well being. In order to provide Mr. Despres with the highest odds for survival from what appeared to be the onset of some form of physical breadkdown (e.g., heart attack), Mr. Chapman determined it was in Mr. Despres' best interest for Mr. Chapman to disconnect the telephone immediately.

     On December 5, 2002, Mr. Chapman was relieved to receive from Mr. Despres a written response to Mr. Chapman's December 4 correspondences. This seemed to indicate that Mr. Despres had survived the previous day's reaction to Mr. Chapman's communique. In such response, Mr. Despres conveyed, among other views, his belief that he could "conclusively state that one of the basic objectives of the Decision and the Settlement Agreement was, and continue [sic] to be, to distance the Founders from the management of the business and affairs of Cinar." Mr. Despres further stated his odd perception that "The most effective manner to achieve this objective, and to be perceived to achieve it, is to discourage communication and cooperation between the Founders and the directors, officers and employees of the Corporation."

     On December 13, 2002, Chapman Capital L.L.C. transmitted to Mr. Despres and the entire Board of the Issuer (via electronic mail) a correspondence that detailed the Reporting Persons' concerns with Mr. Despres' position as Chairman of the Issuer. In such letter, Mr. Chapman detailed background information involving Mr. Despres' past involvement as a director of numerous defunct and failed enterprises. Mr. Chapman concluded the letter by recommending that Mr. Despres strongly consider retirement from his checkered career of public company directorship.

     The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investments in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by any one of them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by any one of them.

     The Reporting Persons will continue to encourage the Issuer to engage in a well-conceived and executed self auction. The Reporting Persons no longer believe that a buyback of 35% of its shares outstanding, financed with operating cash flow, the proceeds of asset sales and further receipts from Globe-X, presents a superior alternative to an outright sale of the Company.

     Except as set forth above, or as previously disclosed on the Schedule 13D, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of
Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5.  Interest in Securities of the Issuer.

     (a) Together, the Reporting Persons beneficially own a total of 2,694,350 shares of Common Stock constituting 7.8% of all of the outstanding shares of Common Stock.

     (b) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

     (c) The following transactions were effected by the Reporting Persons during the past sixty (60) days:


                                   Schedule A
                 (Transactions by Chap-Cap in the last 60 Days)

                                                      Approximate Price
                                       Amount of         per Shares
Date        Security                 Shares Bought (inclusive of commissions)
11/15/02    Class B Ltd. Voting          1,200             $1.71
            Shrs.
11/19/02    Class B Ltd. Voting          7,400             $1.81
            Shrs.
11/26/02    Class B Ltd. Voting          7,500             $1.86
            Shrs.
11/27/02    Class B Ltd. Voting         25,000             $1.91
            Shrs.
12/02/02    Class B Ltd. Voting         289,400            $1.81
            Shrs.
12/03/02    Class B Ltd. Voting         500,000            $1.81
            Shrs.
12/04/02    Class B Ltd. Voting         120,500            $1.81
            Shrs.
12/05/02    Class B Ltd. Voting         312,500            $1.81
            Shrs.
12/06/02    Class B Ltd. Voting         91,450             $1.82
            Shrs.
12/09/02    Class B Ltd. Voting         542,400            $1.82
            Shrs.
12/10/02    Class B Ltd. Voting          50,000            $1.82
            Shrs.


     The above transactions were effected by the Reporting Persons on the United States Pink Sheets (over the counter).

     Other than the transactions described above, no other transactions with respect to the Common Stock were effected by the Reporting Persons during the past sixty (60) days.

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

     (e) Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None, other than those previously described in the Schedule 13D.

ITEM 7.  Material to be Filed as Exhibits.

         Exhibit D - Joint Filing Agreement

         Exhibit E - Letter to Robert Despres, Chairman of the Issuer, dated December 13, 2002.

         Exhibit F - Letter to David Simon, a Director of the Issuer, dated December 4, 2002.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  December 13, 2002


CHAP-CAP PARTNERS, L.P.

By: Chapman Capital L.L.C.,
         as General Partner


         By: /s/ Robert L. Chapman, Jr.
             ----------------------------
                  Robert L. Chapman, Jr.
                  Managing Member


CHAPMAN CAPITAL L.L.C.


By:  /s/ Robert L. Chapman, Jr.
     ------------------------------
         Robert L. Chapman, Jr.
         Managing Member




 /s/ Robert L. Chapman, Jr.
 ----------------------------------
         Robert L. Chapman, Jr.

                                    EXHIBIT D

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of CINAR Corporation dated December 13, 2002, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  December 13, 2002

                                  CHAP-CAP PARTNERS, L.P.
                                  By: Chapman Capital L.L.C.,
                                           as General Partner


                                           By:  /s/ Robert L. Chapman, Jr.
                                                ---------------------------
                                                    Robert L. Chapman, Jr.
                                                    Managing Member


                                  CHAPMAN CAPITAL L.L.C.


                                  By:  /s/ Robert L. Chapman, Jr.
                                       ----------------------------
                                           Robert L. Chapman, Jr.
                                           Managing Member



                                   /s/ Robert L. Chapman, Jr.
                                  -----------------------------
                                  Robert L. Chapman, Jr.

                                    EXHIBIT E

                        CHAPMAN CAPITAL L.L.C. LETTERHEAD



Robert L. Chapman, Jr.
Managing Member




                                                              December 13, 2002



Monsieur Robert Despres

Chairman:
CINAR Corporation
DRM Holdings Inc.
925, Chemin St-Louis
Bureau 250
Quebec, Quebec G1S 1C1

Former Chairman:
Campeau Corp.
TMI-Educaction.com, Inc.
InfraVision LSI Inc.
CFCF Inc.
Domtar Inc.

Director:
Amisco Industries Ltd. (Present)
McWatters Mining Inc. (Present)
Nurun, Inc. (Present)
Greyvest Capital Inc. (Present)

Former Director:
Campeau Corp.
Benz Energy, Ltd.
CamDev Corporation
Tecrad Inc.
Univa Inc.
Canada Malting Co. Ltd.
Sidbec-Dosco Inc.
McNeil, Mantha Inc.

Via Electronic Mail:  dhawley@cinar.com and danielle.pare@videotron.net

Dear Monsieur Despres:

     Chap-Cap Partners, L.P., the Delaware limited partnership advised by Chapman Capital L.L.C., owns over 2.65 million Class B shares of CINAR Corporation ("CINAR", the "Company"). To put our ownership into perspective, Chapman Capital's financial interest in CINAR Class B shares now exceeds that of Company co-founders Micheline Charest (2.4 million shares) and Ronald Weinberg (2.6 million shares). Moreover, a rumored CINAR share liquidation by a certain Boston-based investment advisor (undoubtedly frustrated by your weak leadership into realizing sizable losses) would leave Chap-Cap Partners, L.P. as CINAR's largest single shareholder. Please do not confuse our sizable investment in CINAR as a vote of confidence in its Chairman. To the contrary, from the perspective of what may be CINAR's largest shareholder, CHAPMAN CAPITAL BELIEVES YOU MAY BE ONE OF THE MOST DANGEROUS CORPORATE CHAIRMEN IN NORTH AMERICA. Though much of the criticism contained herein is the opinion of Chapman Capital L.L.C. and other past/current shareholders, I am confident you will recognize that we have provided substantial evidence to support our views.

SINCE YOU BECAME CHAIRMAN SEVEN MONTHS AGO, CINAR CLASS B COMMON SHARES HAVE DECLINED BY OVER 40%, primarily because the Board has failed to implement our value-enhancing strategic recommendations and your decision to settle questionable litigation at an outrageously high cost to CINAR's shareholders (a group which of course excludes you.) For example, in the final Chapman-Highline-Palestra Group amended Schedule 13D filed with the S.E.C. May 8, 2002, Chapman Capital disclosed that it had encouraged CINAR to "engage in a buyback of 35% of its shares outstanding, financed with operating cash flow, the proceeds of asset sales and further receipts from Globe-X. Additionally, on May 6, 2002, Mr. Chapman conveyed to Mr. Robert Despres, the Issuer's recently elected Chairman, Mr. Chapman's belief that the Issuer's recently elected board of directors must direct its immediate attention and focus toward the following three items: 1) The Board's graduation beyond its apparently superficial understanding of the Issuer's businesses, financial condition, legal entanglements and personnel; 2) The expeditious sale of the cash-flow negative CINAR Entertainment division, redeploying such proceeds toward assets that have returns in excess of the Issuer's cost of capital; and 3) The re-alignment of the Issuer's Board and Officer's financial incentives with those of the Issuer's shareholders through an alteration of the Issuer's compensation structure, such modification involving the maintenance of the current nominal level of directors' and executives' compensation but requiring that one-third of such nominal dollar amount be paid in the form of Class B shares (and NOT stock options) of the Issuer." To our knowledge, you have achieved none of these objectives intended to increase shareholder value, which helps explain why CINAR's shares have plummeted since our May 6th conversation.

Additionally, Chapman Capital was appalled by the self-serving and cash-depleting legal payouts formulated by Lawrence Yelin and the rest of CINAR's former directors as they decamped the boardroom. In our last 13D filing, the Highline Reporting Persons expressed concern over those "legal settlements in which substantial sums were agreed to be paid to certain executives of the Issuer who had sold businesses to the Issuer. In particular, despite those plaintiff/executives' apparently voluntary decisions not to liquidate acquisition-related shares of the Issuer at substantially higher prices per share (i.e., Issuer Class B shares traded actively to $30.25 per share several years after trading around $17.00 per share at the time the Carson-Dellosa Publishing Co. transaction was consummated on July 29, 1997) than today's approximate $3.00 per share price (which reflects in no small part the weakened state of the entertainment industry as a whole), these plaintiff/executives seem to have been compensated in the settlement agreements as if the Issuer was solely responsible for the unrealized losses incurred by the plaintiff/executives." We have been informed that you led the new CINAR Board's decision to consummate these shareholder value-destroying settlements. Your apparently hasty first major resolution as Chairman, to ratify rather than re-negotiate the US$42 million legal expense, proves you to be out of touch with the Company and the average payout ratios that accompany similar shareholder litigation. THE SETTLEMENT YOU APPROVED SIGNED AWAY A CASH OUTLAY EXCEEDING MORE THAN ONE HALF OF CINAR'S CURRENT MARKET CAPITALIZATION, a fact which may have been lost on you given your lack of CINAR share ownership and understanding of the Company's financial condition.

--------------------------------------------------------------------------------

It was with only  marginal  surprise  that I read your  nugatory  response  (the
"December  5th  Response")  to  Chapman  Capital   L.L.C.'s   December  4,  2002
correspondence (the "December 4th Letter") to the Board of Directors (the "Board") of CINAR. The December 4th Letter was directed to CINAR Board member David Simon with the intention of alerting him, and the balance of CINAR's Board, to Chapman Capital's concern that minority shareholders will suffer again from a failed auction process in which all relevant parties are not cooperating to maximize shareholder value. FROM OUR FIRST CONVERSATION IN APRIL TO YOUR DECEMBER 5TH RESPONSE, YOU HAVE LEFT AN INDELIBLE IMPRESSION ON OUR FIRM AS A MAN WHO DOES NOT UNDERSTAND CINAR AND THE BUSINESSES IN WHICH IT OPERATES.

As might be expected of an individual lacking anything but a superficial understanding of CINAR and the objectives of its associated counterparties, your guesswork as to the "core of my concern" couldn't have been farther off the mark. In your December 5th Response, you erroneously hypothesized that "the core of [my] concern is to ensure that 'the highest value is received for not only the controlling shares but also those of the subordinate class' ". You drifted away further from the root cause of my fears when you wrote, "Your concern assumes that the Founders could, as a result of an auction process for their controlling shares of Cinar, sell their Multiple Voting Shares while no offer would be made to the holders of Subordinate Voting Shares of Cinar or that the offer made to the latter, would be at an inferior price." While it is obvious that Chapman Capital desires that the Board negotiates the highest and best price in a change-of-control transaction, "the core of my concern" remains that this task will not be executed in a competent manner under your weak leadership. I would have predicted that after our numerous exchanges, during which I have minced no words about our desire for you to resign from CINAR's Board, that even a man exhibiting faltering cognitive faculty could understand that "THE CORE OF MY CONCERN" IS NOTHING OTHER THAN ONE MONSIEUR ROBERT DESPRES.

Though never accused of being circumspect, I feel that it is incumbent upon me to take my unvarnished communication style to a whole new level in order to clarify my views of CINAR's current predicament. Thus, please allow me to make one concept crystal clear: IT IS CHAPMAN CAPITAL'S BELIEF THAT YOUR CHECKERED CAREER IN CORPORATE DIRECTORSHIPS MAKES YOU A BANEFUL LIABILITY TO CINAR SHAREHOLDERS. To preclude leaving anyone with the slightest impression that these fears are unfounded, I have articulated in great detail the grounds for our concerns below.

First, our already-unfavorable opinion of your stewardship was lowered further by your December 5th Response, in which you confirmed rumors of your incredibly poor judgment to "discourage communication and cooperation between the Founders and the directors, officers and employees of the Corporation." This directive, to disengage and embargo the parties who may control the eventual (post-2007) destiny of CINAR, left me temporarily speechless (no small accomplishment I should note). Obviously, it is critical that all of CINAR's relevant stakeholders cooperate to ensure that the sale of the Company is consummated at the highest possible price. Apparently, you need to be reminded that it was this ignorant approach by your predecessor as CINAR Chairman, the now-deposed/disgraced Lawrence P. Yelin, and recently-resigned CINAR CEO Barrie Usher, which coincided with the last aborted auction of CINAR in 2001.

Since I have been informed that you conducted only cursory research into CINAR's operational and strategic past before accepting the lucrative job as effective Emperor of the Company, I suggest that your personal chauffeur whisk you away for a quiet weekend of self-reflection at the Spa at Le Chateau Montebello. There you may be able to vacate mentally your many directorships and other non-CINAR hobbies and study the reasons underlying the abject failure of Mr. Yelin's auction strategy, which involved similar non-communication and non-cooperation with the Founders. For that matter, I recommend that you bring along your favorite childhood abacus so that you may calculate yourself the 40% drop in CINAR's market value since you began chairing CINAR's Board. Maybe then, after studying history in order to avoid repeating it, will you understand that
THERE   REMAINS  AN  ENORMOUS   DIFFERENCE   BETWEEN   ALLOWING  THE FOUNDERS'
ACTIONS/VIEWS TO ENHANCE CINAR AND PERMITTING THEM TO CONTROL IT (per the explicit directive of the QSC Settlement Agreement). Furthermore, after actually analyzing CINAR's financial statements and internal reports, you finally may be able to answer such not-so-Sphinx-like riddles as those which I posed to you in recent months (e.g., "What was the entertainment division's revenue in the last reported quarter?"). This focus on the business issues facing CINAR will increase the likelihood that you will represent shareholders in a competent fashion during the auction process looming ahead.

SECONDLY, I  AM  LEFT  DREADFULLY   APPREHENSIVE  BY  YOUR   INEFFECTUAL  PAST
REPRESENTATION OF THE MINORITY INTERESTS OF PUBLICLY-TRADED CANADIAN COMPANIES. Our discovery of your direct involvement in the CFCF Inc./Le Groupe Videotron Ltee. scandal of 1996 further deepened our concerns of your chairmanship. On May 11, 1996, in a Montreal Gazette article entitled "CFCF directors 'in dark' on Videotron deal: Offer 'detrimental' to minority: Cogeco", the following scenario strikingly similar to that of today's CINAR was reported:

     "Members of CFCF Inc.'s board of directors complained in early March that they were being kept in the dark about "side negotiations" being conducted by CFCF's controlling shareholders, the Pouliot family, and their would-be suitors, Le Groupe Videotron Ltee.

     The rare peek at boardroom politics came to light Thursday in Quebec Superior Court, where Cogeco Cable Inc. presented minutes of CFCF's board of directors meetings held between last Oct. 4 and March 28.

     Cogeco Cable has asked the court to halt the sale of CFCF to Videotron and to force the Pouliots to tender their shares in a free and open auction. The Pouliots have signed a lock-up agreement with Videotron, agreeing to tender their shares for $21.50 each, an offer worth $367 million. Cogeco has countered with an offer worth about $23 a share, including $19 cash and one-half of a Cogeco Cable subordinate voting share, valued at about $4. That offer has a total value of $397 million. COGECO MAINTAINS THAT THE CFCF-VIDEOTRON DEAL IS DETRIMENTAL TO MINORITY SHAREHOLDERS. Yesterday, during the second day of arguments, it tried to show that the Pouliots acted solely in their own interest in pursuing a side deal with Videotron without the knowledge of the CFCF board.

     The minutes of a board meeting held March 3 note that director Tom Kierans "underlined that this committee should be aware of all developments, including side negotiations."

     Robert Despres, chairman of the special independent committee formed to advise the board on a possible sale, "insisted on the fact that committee members wanted to be kept informed of all negotiations."

It appears that, despite your claim to have insisted that CFCF Inc.'s committee members be kept informed of all negotiations, you failed to accomplish this goal (as substantiated by the article above). I cannot help but wonder if, as is the case now with the reported Charest/Weinberg auction of their majority (control) stake in CINAR, you foolishly had adopted the same tact of "discouraging communication and cooperation between" CFCF's Founders and the directors, officers and employees of the Corporation." If that were the case, I would hope that you possess the common sense to have learned to treat the Charest/Weinberg auction differently than you may have the Pouliots' sale of control of CFCF.

Additionally, your apparent mishandling of the interests of minority shareholders does not appear limited to the CFCF/Pouliot botch-up, leading our firm to worry that you are not one who learns from his mistakes. In 1993, you apparently fumbled the sale of Univa Inc., resulting in a significant and prolonged financial setback for the company's shareholders. On March 13, 1993, the Montreal Gazette ran a piece entitled "Nice Guys Get Beat Up As Mighty Caisse Throws Its Weight Around". Apparently, the minority shareholders of Provigo Inc. (formerly Univa Inc.) were forced to endure a delay of five years from the time of your apparent bungling of the failed merger proposal before breaking even with the bidder's proposed terms. The article specifically covers this tragic outcome as follows:

     But the agency's opposition to the Univa deal has been on shaky ground all along.

     First, the Caisse objected that the $11-per-share buyout arranged with Blackstone by Univa's major shareholder, Unigesco Inc., wasn't generous enough to shareholders, even though it represented a 45 per-cent premium over market price.

     The Caisse's actions raise other troubling questions: why didn't the pension fund wait for the blue-ribbon committee of independent directors at Univa to issue its recommendation on the offer?

     This is what most pension funds and institutional investors would have done in similar circumstances. Indeed, the chairman of the independent directors committee, Robert Despres, took the unusual step this week of trying to publicly reassure minority shareholders of Univa that it wouldn't be bullied by the Caisse.

     THOSE MINORITY SHAREHOLDERS ARE A PRETTY UNHAPPY LOT TODAY. THEY STOOD THE CHANCE OF COLLECTING $11 A SHARE IN MAY FOR THEIR UNIVA STOCK IF THE OFFER WENT THROUGH. NOW THEIR STOCK IS WORTH LESS THAN $8.

     It's another unfortunate example of minority shareholder rights getting lost in the shuffle. Because of the Caisse's heavy-handed actions, the minority holders of Univa stock never even got a chance to vote on the offer.

Though Univa/Provigo's minority shareholders were a "pretty unhappy lot" at the time of the March 1993 article above, they evolved into an infuriated one by the time the full repercussions of your apparent foul-up became painfully apparent two years later. Indeed, by early 1995, rather than having C$11.00/share in their bank accounts, Univa/Provigo's minority shareholders faced an opportunity cost (loss) of over 65% as their shares had dwindled down to C$4.75 each. Needless to day, our discovery of your personal involvement in yet another minority buyout blunder does nothing but heighten our anxiety over your lead role in protecting our interests during the auction of the CINAR control-share block.

--------------------------------------------------------------------------------

I PRAY THAT YOU  BELIEVE ME WHEN I SAY THE  FOLLOWING  FLOWS FROM MY HEART:
THERE IS NO SHAME IN YOUR TAKING A LONG-OVERDUE RETIREMENT. SINCE YOU WERE NOT ELECTED INTO CINAR'S CHAIRMANSHIP BY THE PUBLIC SHAREHOLDERS YOU PURPORT TO REPRESENT, YOU SHOULD FEEL CONFIDENT THAT YOUR ABSENCE WILL NOT BE MISSED. Rather undemocratically, you were granted the premature power you seem to relish by CINAR's Founders, who seemingly acted in haste, and reportedly without conducting adequate due diligence into your troubling background. Moreover, I presume you do not find yourself in need of trustee and other lavish fees that your association with CINAR provides you. According to an August 23, 1990 article in the Toronto Star, at that time you were "a director of 24 companies, second in the country to Trevor Eyton, whose 27 directorships make him the reigning Emperor of Bay St." Despite the fact that many of these directorships have translated into defunct and collapsed companies, I presume that you had the good fortune to be paid substantial monetary sums taken from the occasionally dwindling shareholders' equity of which oversight you were partially responsible. However, I may be overestimating your financial resources if somehow you had become delusional and thereby trusted your own supervisory capabilities, leading you to invest your compensation into the shares of the following home-grown debacles on whose boards you have served:

     1) Campeau Corp. (where you were a director for fifteen years while this Canadian retailer was being driven into Canadian bankruptcy infamy in 1990);

     2) Benz Energy,  Ltd.(down 99% since your election as a director on June 4,
1998);

     3) TMI-Educaction.com, Inc. (operated during your directorship toward oversight under the Bankruptcy and Insolvency Act in 2001);

     4) McWatters Mining Inc. (delisted at C$0.05/share on April 4, 2002);

     5) Tecrad Inc. (which became defunct following the filing of fraudulent financial reports covering 1987-1989, a period during which you had been a director);

     6) Nurun, Inc. (down 99% from its three-year high and down over 80% since your friend Marcel Cote joined you on its board of directors on June 29, 1999); and

     7) InfraVision LSI Inc.(I can find no remaining trace of this company whose board of directors you chaired in 1997).

     I will conclude by reiterating our firm's previous requests to you. Please either a) operate as Chairman of CINAR in a responsible, focused fashion that leads you to be fully-informed as to the Company's competitive status (i.e., realistic contribution potential of its entertainment division), internal operations (i.e., the bleeding entertainment division), and corporate governance (i.e., eventual valuation and ownership of CINAR's controlling equity stake), or
b) put yourself out to pasture as far away as possible from publicly-traded companies (particularly ones in which our investment firm has a financial interest). In addition, you should be aware that we have begun an investigation into the background and business affiliations of the balance of your hand-picked CINAR Board of Directors. This is being done to understand better the motivations underlying their taking seats on the "Robert Despres Non-Communication/Cooperation Bandwagon." Rest assured, should you insist on driving this bandwagon down the Road of Shareholder Destruction, CINAR's owners will continue to rot as road-kill in the gutters of Bay Street.

                         Very truly yours,

                          /s/
                          ---------------------------
                         Robert L. Chapman, Jr.

cc:    CINAR Board of Directors
       Robert Despres
       Marcel Aubut
       Normand Beauchamp
       Fernand Belisle
       Gordon Craig
       Fernand Belisle
       Gordon Craig
       Lisa De Wilde
       Pierre Desjardins
       Douglas Holtby

                                    EXHIBIT F

                        CHAPMAN CAPITAL L.L.C. LETTERHEAD




Robert L. Chapman, Jr.
Managing Member




                                                              December 4, 2002

Mr. David Simon
Director
CINAR Corporation
President                                                     COPY
Simon Bros. Media & Entertainment Inc.
712 North Beverley Drive
Beverly Hills, CA 90210

Via Electronic Mail: dsimon@simonbros.net

Dear David,

Thank you for taking the time today to discuss the Montreal Gazette's report of the retention by certain controlling shareholders of CINAR Corporation ("CINAR") of Desjardins Securities, Inc. to auction such controlling stake. During our conversation, I emphasized the importance of the Board of Directors of CINAR in not taking a passive role in this reported auction of control. As the advisor to one of CINAR's largest shareholders, I advised you to contact the executive of Desjardins Securities, Mr. Richard Groome, who was reported to be managing the auction. Yet, I was shocked to hear your response that you had been led to believe incorrectly by Mr. Robert Despres, Chairman of CINAR, that CINAR's directors were prohibited by the Quebec Securities Commission (the "QSC") from communicating with CINAR founders Micheline Charest and Ronald Weinberg, or their financial advisors. As I told you, our company's numerous and detailed past discussions with the QSC led us to believe (conclusively) that this was not the case.

In order to confirm our view, after our conversation I contacted the office of Mr. Jean Lorrain. Mr. Lorrain is the Director of Compliance & Enforcement for the Quebec Securities Commission (QSC), and as such the individual responsible for enforcing the March 2002 settlement agreement (the "Settlement Agreement") reached between CINAR's founders (the "Founders") and the QSC. It is Mr. Lorrain's signature that effected the QSC's legally binding status to the Settlement Agreement. In reviewing the Settlement Agreement with his office, it was confirmed that my view is in fact accurate. Thus, as I informed you during our conversation, there is NOTHING in the Settlement Agreement which prohibits the Founders from communicating with CINAR's Board of Directors or management. The only relevant prohibitions on their actions are that they may not serve as directors of CINAR (or other similarly domiciled companies) for five years, and that they may not influence the voting decisions of any fiduciary selected to vote their controlling interest in CINAR (Robert Despres). Once again, Section IV of the Settlement Agreement, which covers the conditions of such settlement, includes NO PROVISION involving any prohibition of communication between CINAR's employees or directors and the Founders. I have attached an Acrobat copy of such Settlement Agreement to this electronic message.

I cannot stress enough the importance of CINAR's Board of Directors' direct involvement in the reported auction of CINAR's controlling stake. As I mentioned repeatedly during our conversation, such auction, if effected, will have wide and permanent impact upon the eventual value received by the public shareholders of CINAR's Class B shares, of which Chap-Cap Partners, L.P (a limited partnership advised by Chapman Capital L.L.C.) owns approximately 4.9%. As is virtually always the case in an auction of control shares of trust-controlled public companies (e.g., Getty Petroleum, Inc. and recently Hershey Foods Corporation), the controlled-company's board of directors and management work in concert with the controlling entity to ensure the highest value is received for not only the controlling-shares but also those of the subordinate class. The March 2002 Settlement Agreement has as its core motive the protection of such subordinate shareholders from further impairment to the value of their Class B shares of CINAR. Clearly, you are aware of the massively deleterious effects of apparently lax oversight by CINAR's previous board of directors, chaired by Mr. Larry Yelin. For CINAR's Board of Directors to take a passive approach to the reported auction of control of CINAR would be a clear breach of the Board's fiduciary duty to the Class B shareholders whose financial interests they are legally bound to protect.

It would be greatly appreciated if you would forward a copy of this email correspondence, along with its attachment, to the remainder of CINAR's Board of Directors who may not have been carbon-copied to this communication. I would also advise you to forward this correspondence to the Board's outside legal advisors.


                                  Sincerely,

                                   /s/
                                   ---------------------------
                                  Robert L. Chapman, Jr.

cc:    CINAR Board of Directors
       Robert Despres
       Marcel Aubut
       Normand Beauchamp
       Fernand Belisle
       Gordon Craig
       Fernand Belisle
       Gordon Craig
       Lisa De Wilde
       Pierre Desjardins
       Douglas Holtby